Brian J. Lane
Direct: 202.887.3646
Fax: 202.530.9589

Client: 90585-00002

December 22, 2011

Via EDGAR

Nicholas Panos

Special Senior Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	ChinaCast Education Corporation

Preliminary Proxy Statement on Schedule 14A

Filed on December 21, 2011

Filed by Ned Sherwood, ZS EDU L.P., et al.

File No. 001-33771

Dear Mr. Panos:

On behalf of our client, Ned L. Sherwood (“Mr. Sherwood”), set forth below are Mr. Sherwood’s responses to the oral comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relayed by the Staff to the undersigned by telephone on December 21, 2011, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A. Attached hereto is Mr. Sherwood’s Definitive Proxy Statement (the “Definitive Proxy Statement”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Definitive Proxy Statement.

Mr. Sherwood’s responses to the Staff’s comments are set forth below.

General

1.	Notwithstanding the Chancery Court’s opinion, which challenges the company’s argument that the proponent’s nominees are blocked by its advance notice bylaw, please include disclosure highlighting the possibility that it could be an issue for this solicitation.

Response:

In response to the Staff’s comment, Mr. Sherwood has supplemented the Definitive Proxy Statement with the following disclosure:

“Bylaw Notice Provision

Pursuant to the Company’s Bylaws, in order for a stockholder of the Company to bring business (including, but not limited to, the nomination of directors) before the Annual Meeting, timely notice must be given to the Secretary of the Company. Such notice must include certain information about the director nominees or the business to be brought before the Annual Meeting. The Bylaws state that in order for the notice to be timely, such notice must be delivered not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

The Company only made public disclosure of the actual date of the Annual Meeting-December 21, 2011 Beijing Standard Time1-on December 8, 2011, less than 70 days prior to the date of such Annual Meeting. Therefore, we believe that stockholders had until the close of business on December 18, 2011, the tenth day following such public disclosure was made, to deliver proper notice to the Company. On December 15, 2011, ZS EDU L.P. delivered to the Company notice of its intent to nominate the Nominees and bring the Bylaws Proposal and Adjournment Proposal at the Annual Meeting. Therefore, Mr. Sherwood believes ZS EDU L.P. has provided proper and timely notice to the Company in order to bring business before, and make nominations of directors at, the Annual Meeting. The Company has previously disagreed with what we believe is the plain and proper reading of the foregoing provisions of the Company’s Bylaws, and may again in the future take the position that it does not recognize any of the Nominees on the basis that the notice of nomination was not timely delivered. On December 20, 2011 in his Memorandum Opinion, Vice Chancellor Parsons of the Court of Chancery of the State of Delaware held that he “is convinced that…there is a fair possibility that [Ned Sherwood] can nominate an opposing slate consistent with the Company’s bylaw.” However, if the Company is somehow successful in disqualifying our Nominees, those stockholders that sign the enclosed green proxy card may be disenfranchised with respect to all votes cast in favor of Messrs. Sherwood and Feng.”

[1]	The Annual Meeting has subsequently been adjourned until January 10, 2012, at 9:00 a.m. Beijing Standard Time.

Election of Directors

2.	We note the disclosure on page 16 that says “if the Nominees are elected they would be in a position, as directors of the Company, to influence the strategic direction of the Company.” Please provide clarifying disclosure that if the Nominees are elected they will not constitute a majority of the Board.

Response:

In response to the Staff’s comment, Mr. Sherwood has amended and restated the third paragraph on page 16 in the Definitive Proxy Statement with the following disclosure:

“Under Delaware corporate law, the Board is charged with the management of the Company, including determining its strategic direction. If elected, the Nominees will not constitute a majority of the Board and, therefore, will not be able to adopt any measures without the support of the other members of the Board. However, the Participants believe that if the Nominees are elected they would be in a position, as directors of the Company, to influence the strategic direction of the Company in accordance with their fiduciary duties.”

3.	We note the disclosure in the second paragraph of this section. Since the upcoming annual meeting of stockholders will take place in 2012, please revise the disclosure to clarify what the term of office will be for those directors elected at the upcoming annual meeting.

Response:

In response to the Staff’s comment, Mr. Sherwood has amended and restated the second paragraph under the section titled “Election of Directors” in the Definitive Proxy Statement with the following disclosure:

“We are seeking your support at the Annual Meeting to elect the Nominees as directors. If elected, each Nominee would hold office until the next annual meeting of stockholders and until a successor has been duly elected and qualified.”

4.	We note that Mr. Sherwood is nominating three directors to the Board, whose size is currently set at 7. Please provide additional disclosure whether the remaining seats are likely to be vacant or filled by company nominees, and that certain company nominees may not serve if elected to an insurgent-controlled board.

Response:

In response to the Staff’s comment, Mr. Sherwood has supplemented the Definitive Proxy Statement with the following disclosure:

“If the Nominees are elected, the remaining three spots will be filled by those Company nominees, other than Mr. Tseung, who get the most votes. In addition, there can be no assurance that if the Nominees are elected the remaining members of the Board, who were nominees of the Company, will agree to serve as directors of the Company.”

Attached as Exhibit A hereto please find the acknowledgment previously requested by the Staff.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane
Brian J. Lane

BL/abh

EXHIBIT A

ACKNOWLEDGMENT

On behalf of the Filers (as defined below), the undersigned hereby acknowledge that (i) Ned Sherwood, ZS EDU L.P., ZS EDU GP LLC, Robert Horne, Derek Feng and Daniel Tseung (collectively, the “Filers”) are responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Statement on Schedule 14A (the “Filing”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Filers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Capitalized terms shall have the meaning set forth in the Filing.

Ned L. Sherwood

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood

ZS EDU L.P.

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Manager of the General Partner, ZS
EDU GP LLC

ZS EDU GP LLC

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Manager

Robert Horne

By:	/s/ Robert Horne
Robert Horne